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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.    )*


                              VITA FOOD PRODUCTS, INC.
                                   (Name of Issuer)

                       Common Stock, Par Value $0.01 per share
                            (Title of Class of Securities)

                                     928450-11-3
                                     928450-10-5
                                    (CUSIP Number)
                                     Arthur Don
                                  D'Ancona & Pflaum
                30 North LaSalle Street, Suite 2900, Chicago, IL 60602
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                   November 5, 1997
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                     SCHEDULE 13D

 CUSIP NO.  928450-10-5                          PAGE   2  OF   4


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Steven A. Rothstein


  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /

                                                              (b) /x/

  3    SEC USE ONLY


  4    SOURCE OF FUNDS*

            PF

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)     /   /


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      U.S.A.

                  7   SOLE VOTING POWER

                         222,777
  NUMBER OF
   SHARES         8   SHARED VOTING POWER
 BENEFICIALLY                 0
  OWNED BY
                  9   SOLE DISPOSITIVE POWER
    EACH
  REPORTING
                         222,777
   PERSON
    WITH
                 10   SHARED DISPOSITIVE POWER

                          0


 11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                           222,777


 12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*           /  /


 13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.02% of Common Stock; 26.31% of Redeemable Common Stock Purchase Warrants

 14                   TYPE OF REPORTING PERSON *

                                   IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                       2
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Item 1.   SECURITY AND ISSUER.

     The title and class of equity securities to which this statement on
Schedule 13D relates is the Redeemable Common Stock Purchase Warrants ("Warrants"), each of which is exercisable on or after January 16, 1998, into one share of Common Stock, par value $0.01 per share ("Common Stock"), of Vita Food Products, Inc. (the "Company"). This statement on Schedule 13D has been filed to report the purchase of Warrants to purchase shares of Common Stock, as disclosed herein. The address of the principal executive offices of the Company is 2222 West Lake Street, Chicago, IL 60612.

Item 2.   IDENTITY AND BACKGROUND.

     (a) Name: Steven A. Rothstein.

     (b) Residence or Business Address: Mr. Rothstein's business address is c/o National Securities Corporation, 875 North Michigan Avenue, Suite 1560, Chicago, IL 60611.

     (c) Mr. Rothstein is Chairman of the Board of National Securities Corporation and has held that position since 1995.

     (d) During the past five years, Mr. Rothstein has not been convicted in a criminal proceeding.

     (e) During the last five years Mr. Rothstein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: U.S.A.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source of funds used to make the Warrant purchases reported herein was Mr. Rothstein's personal funds. The amount of Mr. Rothstein's personal funds used to purchase the Warrants was $27,874.63.

Item 4.   PURPOSE OF THE TRANSACTION.

     This Schedule 13D has been filed by the reporting person to report the purchase of Warrants exercisable for aggregate of 222,777 shares of Common Stock. The Warrants were acquired for the purpose of investment. The Warrants were acquired for Mr. Rothstein's own account with no intention of selling either in a public distribution or otherwise in violation of the federal securities laws or any applicable state security law. Mr. Rothstein intends to review continuously his position in the Company and may determine to increase or decrease his position in the Company. Mr. Rothstein has no present plans or proposals which relate to, or would result, in any of the actions referred to in clauses (a) through (j) of item 4 of Schedule 13D.

Item 5.   INTEREST IN THE SECURITIES OF THE ISSUER.

     (a) As a result of the purchase, Mr. Rothstein holds 222,777 Warrants, which are exercisable within 60 days for 222,777 shares of Common Stock.


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     (b)  Mr. Rothstein  has sole disposition and voting power with respect to the 222,777 Warrants described in (a) above.

     (c) The only transaction involving the Warrants of the Company by Mr. Rothstein during the past 60 days was the purchase of 222,777 Warrants described in Item 4 hereof.

     (d) and (e):    Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The purchaser of the Warrants, Mr. Rothstein, is a director of the Company.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.



                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November  13, 1997



                                   /s/ Steven A. Rothstein
                                  -----------------------------------
                                   Steven A. Rothstein


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